INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	May 24, 2017

Invictus MD Closes $25,008,750 Bought Deal
Private Placement

Vancouver, BC, May 24, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that it has closed its previously announced bought deal private placement (the "Offering"), with Canaccord Genuity Corp., Eventus Capital Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and PI Financial Corp. (collectively, the "Underwriters"), including the over-allotment option, for aggregate gross proceeds of $25,008,750. A total of 18,525,000 units (the "Units"), including those pursuant to the exercise of the over-allotment option, were issued at a price of $1.35 per Unit.

Each Unit is comprised of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share (a "Warrant Share") until November 24, 2018 at an exercise price of $1.75 per Warrant Share.

Net proceeds from the Offering will be used for expansion plans for the Company’s assets and for general working capital purposes. As compensation, the Underwriters received a commission of 5% of the gross proceeds and a corporate finance fee of 5% of the gross proceeds.

All securities issued or issuable under the Offering are subject to a four-month hold period expiring on September 25, 2017.

The Company also announces the issuance of 1,000,000 common shares to an arm’s length consultant as payment for certain consulting services, including the introduction and integration of the Company’s recent acquisitions.

The Company also announces the resignation of Mike Blady from the Board. The Company wishes to thank Mike Blady for his valuable contribution to the Company and wish him well for the future.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including investment in the fully licensed facilities operated by AB Laboratories Inc. and Acreage Pharms Ltd.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Executive Chairman
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com